April 15, 2005

Securities and Exchange Commission

450 Fifth Street NW

Washington DC 20549-0406

Attention: Craig Wilson

Re:	Bottomline Technologies (de), Inc.
Form 10-K for the fiscal year ended June 30, 2004
Form 10-Q for the fiscal quarter ended September 30, 2004
Form 10-Q for the fiscal quarter ended December 31, 2004
File No. 000-25259

Ladies and Gentlemen:

Set forth below are responses to the comments on Bottomline Technologies (de), Inc.’s (“Bottomline” or the “Company”) Form 10-K for the fiscal year ended June 30, 2004, and Forms 10-Q for the fiscal quarters ended September 30, 2004 and December 31, 2004, respectively, provided to Bottomline in a letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) dated March 22, 2005 (the “Letter”). The responses are keyed to the numbering of the comments in the Letter and to the headings used in the Letter.

Annual Report on Form 10-K for the Year Ended June 30, 2004

Item 6. Selected Financial Data, p. 9

Prior Comment No. 3

Provide us with your revised disclosure of the usefulness of your non-GAAP financial measures. Ensure your disclosure clarifies the material limitations associated with the use of your non-GAAP financial measures and does not indicate that you believe that the non-GAAP measures are more accurate than the most directly comparable GAAP measures.

Response to Comment No. 3

Bottomline will revise the disclosure contained in its Form 10-K for the fiscal year ended June 30, 2004 related to its non-GAAP presentation of selected financial data, as requested by the Staff. The revised disclosure that the Company intends to use is included as an attachment hereto, and this disclosure will be included in an amendment to the Company’s Form 10-K for the period ended June 30, 2004.

Quarterly Report on Form 10-Q for the Quarter Ended September 30, 2004

Note 6. Operations by Segments and Geographic Area, p. 5

Prior Comment No. 5

Your response to prior comment number 5 indicates that you tracked financial data across multiple segments beginning in the year ended June 30, 2004. Since it is not impracticable for you to recast your segment disclosures for the year ended June 30, 2004, we believe you should present recast reportable segment disclosures for this annual period and disclose that it is impracticable to present this information for prior financial periods. Tell us why you did not present this segment information as of June 30, 2004, considering that the financial data was being tracked. Indicate when the segment information began to be regularly evaluated by your chief operating decision maker. Refer to paragraph 10 of SFAS 131.

Response to Comment No. 5

Bottomline will amend its Form 10-K for the year ended June 30, 2004 to include the applicable segment disclosures for that annual period, as recommended by the Staff.

During the year ended June 30, 2004, the Company was reviewing and analyzing the structure and composition of its internal financial reporting for purposes of determining whether there was a more useful presentation than the Company had used historically (which consisted of a single segment). As this review and analysis evolved, the underlying data within the Company’s information systems was modified so that it could be extracted in a manner that would support whatever internal financial reporting direction the Company ultimately elected.

During 2004, segment information was not prepared for the Company’s chief operating decision maker in connection with the preparation of monthly financial information. As 2004 evolved and the Company continued to develop a more refined system of financial reporting, periodic presentations of this information were shared with the chief operating decision maker and orally with the Board. As the presentation of this information was evolving based on the Company’s internal review, and since this information had not been provided to the chief operating decision maker as part of the monthly financial reporting, the Company concluded that segment disclosures for 2004 were not required.

In October 2004, the Company concluded that it would begin to report segment information regularly to its chief operating decision maker. Since Bottomline believed that this information would continue to be reported to the chief operating decision maker from that point forward, and since the Company’s Form 10-Q for the quarter ended

September 30, 2004 had not yet been filed, the Company included segment disclosures in its Form 10-Q for that period. As financial information had been systematically tracked during the year ended June 30, 2004 in a manner that allowed for data to be reported in multiple formats, Bottomline was also able to present financial information for the same quarter in the prior fiscal year that conformed to, and was comparable with, the overall segment presentation.

Bottomline believes that it has responded fully to the Staff’s comments. If you have any further questions, please do not hesitate to contact the undersigned at (603) 436-0700.

Sincerely,

/s/ Kevin Donovan
Kevin Donovan
Chief Financial Officer

cc: Joseph Mullen, Chief Executive Officer

Attachment

10-K disclosure relating to supplemental non-GAAP financial measure:

The Other Data above consists of a reconciliation of the Company’s loss before the cumulative effect of accounting changes and income taxes to a measure of non-GAAP net (loss) income. The Company presents supplemental information, in the form of non-GAAP financial measures, which excludes certain non-cash items—specifically in process research and development charges, amortization of intangible assets, stock compensation expense and expenses associated with warrants issued. Bottomline believes that this supplemental, non-GAAP presentation is useful to investors because it allows for an evaluation of the Company with a focus on the performance of its core operations. Bottomline’s executive management team, including the chief operating decision maker, uses this same non-GAAP measure internally to assess the on-going performance of the Company.

Since the Other Data is not a GAAP measurement of financial performance, there are material limitations to its usefulness on a stand alone basis, including the lack of comparability of this presentation to the GAAP financial results of other companies. Accordingly the non-GAAP information should not be used in isolation to, or as a substitute for, the Company’s GAAP results.